UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 23)*


                            Fidelity Federal Bancorp
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    315921205
                         ------------------------------
                                 (CUSIP Number)

     Bruce Cordingley, c/o Pedcor Investments, A Limited Liability Company, One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032 (317) 587-0320
   --------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 31, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 315921205
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Bruce A. Cordingley
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
NUMBER OF                        7        SOLE VOTING POWER

SHARES                                     1,383.33 (1)
                                 -----------------------------------------------
BENEFICIALLY                     8        SHARED VOTING POWER

OWNED BY                                  725,934.75 (2)
                                 -----------------------------------------------
EACH                             9        SOLE DISPOSITIVE POWER

REPORTING                                 1,383.33 (1)
                                 -----------------------------------------------
PERSON                           10       SHARED DISPOSITIVE POWER

WITH                                      725,934.75 (2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         727,318.08
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         90% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

(1) Includes 1,383.33 shares which Mr. Cordingley has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan. The numbers stated herein have been adjusted to give effect to a 1 for 30,000 reverse stock split, the cashing out of fractional share interests and a subsequent 2,500 for 1 forward split of the Issuer's common stock which occurred on February 28, 2005.

(2) Includes (i) 691,661 shares owned by Pedcor Financial, LLC, of which Mr. Cordingley is the President and 31.126% owner; and (ii) 32,218.25 shares and 2,055.5 shares which Pedcor Financial, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering. The numbers stated herein have been adjusted to give effect to a 1 for 30,000 reverse stock split, the cashing out of fractional share interests and a subsequent 2,500 for 1 forward split of the Issuer's common stock which occurred on February 28, 2005.

(3) Based on 772,500 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of May 31, 2005 and computed in accordance with Rule 13d-3(d)(1). The numbers stated herein have been adjusted to give effect to a 1 for 30,000 reverse stock split, the cashing out of fractional share interests and a subsequent 2,500 for 1 forward split of the Issuer's common stock which occurred on February 28, 2005.

CUSIP NO. 315921205
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Gerald K. Pedigo
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
NUMBER OF                        7.       SOLE VOTING POWER

SHARES                                    816.67 (1)
                                 -----------------------------------------------
BENEFICIALLY                     8.       SHARED VOTING POWER

OWNED BY                                  725,934.75 (2)
                                 -----------------------------------------------
EACH                             9.       SOLE DISPOSITIVE POWER

REPORTING                                 816.67 (1)
                                 -----------------------------------------------
PERSON                           10.      SHARED DISPOSITIVE POWER

WITH                                      725,934.75 (2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         726,751.42
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         90% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

(1) Includes 816.67 shares which Mr. Pedigo has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan. The numbers stated herein have been adjusted to give effect to a 1 for 30,000 reverse stock split, the cashing out of fractional share interests and a subsequent 2,500 for 1 forward split of the Issuer's common stock which occurred on February 28, 2005.

(2) Includes (i) 691,661 shares owned by Pedcor Financial, LLC, of which Mr. Pedigo is the Chairman and 31.126% owner; and (ii) 32,218.25 shares and 2,055.5 shares which Pedcor Financial, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering. The numbers stated herein have been adjusted to give effect to a 1 for 30,000 reverse stock split, the cashing out of fractional share interests and a subsequent 2,500 for 1 forward split of the Issuer's common stock which occurred on February 28, 2005.

(3) Based on 772,500 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of May 31, 2005 and computed in accordance with Rule 13d-3(d)(1). The numbers stated herein have been adjusted to give effect to a 1 for 30,000 reverse stock split, the cashing out of fractional share interests and a subsequent 2,500 for 1 forward split of the Issuer's common stock which occurred on February 28, 2005.

CUSIP NO. 315921205
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Phillip J. Stoffregen
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
NUMBER OF                     7        SOLE VOTING POWER

SHARES                                 966.67 (1)
                              --------------------------------------------------
BENEFICIALLY                  8.       SHARED VOTING POWER

OWNED BY                               725,934.75 (2)
                              --------------------------------------------------
EACH                          9.       SOLE DISPOSITIVE POWER

REPORTING                              966.67 (1)
                              --------------------------------------------------
PERSON                        10.      SHARED DISPOSITIVE POWER

WITH                                   725,934.75 (2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         726,901.42
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         90% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

(1) Includes 966.67 shares which Mr. Stoffregen has the right to acquire pursuant to stock options granted from Fidelity Federal Bancorp's 1993 Director's Stock Option Plan. The numbers stated herein have been adjusted to give effect to a 1 for 30,000 reverse stock split, the cashing out of fractional share interests and a subsequent 2,500 for 1 forward split of the Issuer's common stock which occurred on February 28, 2005.

(2) Includes (i) 691,661 shares owned by Pedcor Financial, LLC, of which Mr. Stoffregen is the Executive Vice President and 31.126% owner; and (ii) 32,218.25 shares and 2,055.5 shares which Pedcor Financial, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering. The numbers stated herein have been adjusted to give effect to a 1 for 30,000 reverse stock split, the cashing out of fractional share interests and a subsequent 2,500 for 1 forward split of the Issuer's common stock which occurred on February 28, 2005.

(3) Based on 772,500 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of May 31, 2005 and computed in accordance with Rule 13d-3(d)(1). The numbers stated herein have been adjusted to give effect to a 1 for 30,000 reverse stock split, the cashing out of fractional share interests and a subsequent 2,500 for 1 forward split of the Issuer's common stock which occurred on February 28, 2005.

CUSIP NO. 315921205
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Pedcor Financial, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Indiana
--------------------------------------------------------------------------------
NUMBER OF                       7        SOLE VOTING POWER

SHARES                                   723,879.25 (1)
                                ------------------------------------------------
BENEFICIALLY                    8        SHARED VOTING POWER

OWNED BY                                 0
                                ------------------------------------------------
EACH                            9        SOLE DISPOSITIVE POWER

REPORTING                                723,879.25 (1)
                                ------------------------------------------------
PERSON                          10       SHARED DISPOSITIVE POWER

WITH                                     0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         723,879.25
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         90% (2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO
--------------------------------------------------------------------------------

(1) Includes (i) 691,661 shares owned directly by Pedcor Financial, LLC; and
(ii) 32,218.25 shares which Pedcor Financial, LLC has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering. The numbers stated herein have been adjusted to give effect to a 1 for 30,000 reverse stock split, the cashing out of fractional share interests and a subsequent 2,500 for 1 forward split of the Issuer's common stock which occurred on February 28, 2005.

(2) Based on 772,500 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of May 31, 2005 and computed in accordance with Rule 13d-3(d)(1). The numbers stated herein have been adjusted to give effect to a 1 for 30,000 reverse stock split, the cashing out of fractional share interests and a subsequent 2,500 for 1 forward split of the Issuer's common stock which occurred on February 28, 2005.

CUSIP NO. 315921205
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Pedcor Bancorp
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Indiana
--------------------------------------------------------------------------------
NUMBER OF                       7        SOLE VOTING POWER

SHARES                                   2,055.5 (1)
                                ------------------------------------------------
BENEFICIALLY                    8        SHARED VOTING POWER

OWNED BY                                      0
                                ------------------------------------------------
EACH                            9        SOLE DISPOSITIVE POWER

REPORTING                                2,055.5 (1)
                                ------------------------------------------------
PERSON                          10       SHARED DISPOSITIVE POWER

WITH                                     0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,055.5
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .27% (2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------

(1) Includes 2,055.5 shares which Pedcor Bancorp has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering. The numbers stated herein have been adjusted to give effect to a 1 for 30,000 reverse stock split, the cashing out of fractional share interests and a subsequent 2,500 for 1 forward split of the Issuer's common stock which occurred on February 28, 2005.

(2) Based on 772,500 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of May 31, 2005 and computed in accordance with Rule 13d-3(d)(1). The numbers stated herein have been adjusted to give effect to a 1 for 30,000 reverse stock split, the cashing out of fractional share interests and a subsequent 2,500 for 1 forward split of the Issuer's common stock which occurred on February 28, 2005.

Item 1.  Security and Issuer
----------------------------

     This Amendment No. 23 to Schedule 13D (this "Schedule 13D") amends Amendment No. 22 to Schedule 13D and relates to the common stock, par value $1.00 per share, of Fidelity Federal Bancorp (the "Issuer"). The Issuer's principal executive office is located at 18 N.W. Fourth Street, Evansville, Indiana 47708.

Item 2.  Identity and Background
--------------------------------

(a)  Name of Person(s) Filing this Schedule 13D (the "Filing Parties"):

     Mr. Bruce A. Cordingley
     Mr. Gerald K. Pedigo
     Mr. Phillip J. Stoffregen
     Pedcor Financial, LLC
     Pedcor Bancorp

(b)-(c)

Mr. Bruce A. Cordingley
-----------------------

     Mr. Bruce A. Cordingley is the President of Pedcor Investments, A Limited Liability Company, which is primarily engaged in real estate-oriented investments and developments. Mr. Cordingley is also the President and Chief Executive Officer and 42.04% owner (which includes 3.79% owned by Mr. Cordingley's wife) of Pedcor Bancorp and the President and 31.126% owner of Pedcor Financial, LLC. Pedcor Investments, A Limited Liability Company, Pedcor Financial, LLC and Pedcor Bancorp are affiliated through common ownership, directors and officers. The business address of Mr. Cordingley is One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032.

Mr. Gerald K. Pedigo
--------------------

     Mr. Gerald K. Pedigo is the Chairman of Pedcor Investments, A Limited Liability Company, which is primarily engaged in real estate-oriented investments and developments. Mr. Pedigo is also the Chairman and 42.04% owner of Pedcor Bancorp and the Chairman and 31.126% owner of Pedcor Financial, LLC. Pedcor Investments, A Limited Liability Company, Pedcor Financial, LLC and Pedcor Bancorp are affiliated through common ownership, directors and officers. The business address of Mr. Pedigo is One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032.

Mr. Phillip J. Stoffregen
-------------------------

     Mr. Phillip J. Stoffregen is the Executive Vice President of Pedcor Investments, A Limited Liability Company, which is primarily engaged in real estate-oriented investments and developments. Mr. Stoffregen is also the Executive Vice President and 14.91% owner of Pedcor Bancorp and the Executive Vice President and 31.126% owner of Pedcor Financial, LLC. Pedcor Investments, A Limited Liability Company, Pedcor Financial, LLC and Pedcor Bancorp are affiliated through common ownership, directors and officers. The business address of Mr. Stoffregen is One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032.

Pedcor Financial, LLC
---------------------

     Pedcor Financial, LLC is an Indiana limited liability company, the principal business of which is investments. The business address is One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032. Pursuant to Instruction C to
Schedule 13D of the Securities Exchange Act of 1934, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of Pedcor Financial, LLC, are as follows:

     Messrs. Cordingley, Pedigo and Stoffregen are directors of Pedcor Financial, LLC. Messrs. Cordingley, Pedigo and Stoffregen are the executive officers of Pedcor Financial, LLC. The principal business address of each of Messrs. Cordingley, Pedigo and Stoffregen is One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032. Each of Messrs. Cordingley, Pedigo and Stoffregen is presently an executive officer of Pedcor Investments, which is primarily engaged in real estate-oriented investments and developments.

Pedcor Bancorp
--------------

     Pedcor Bancorp is an Indiana corporation, the principal business of which is investments in financial institutions. The business address is One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032. Pursuant to Instruction C to
Schedule 13D of the Securities Exchange Act of 1934, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of Pedcor Bancorp, are as follows:

     Messrs. Cordingley and Pedigo are directors of Pedcor Bancorp. Messrs. Cordingley, Pedigo and Stoffregen are the executive officers of Pedcor Bancorp. The principal business address of each of Messrs. Cordingley, Pedigo and Stoffregen is One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032. Each of Messrs. Cordingley, Pedigo and Stoffregen is presently an executive officer of Pedcor Investments, which is primarily engaged in real estate-oriented investments and developments.

(d) None of the Filing Parties identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Filing Parties identified in this Item 2 has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The $1,091,374.20 required to obtain the common stock of the Issuer, as reported in this Schedule 13D, was obtained from borrowings by Pedcor Financial, LLC, from its affiliate Pedcor Bancorp.

Item 4.  Purpose of Transaction
-------------------------------

     This Amendment No. 23 is provided to report the acquisition of 49,161 shares of the Issuer's common stock at a per share purchase price of $22.20.

     The Filing Parties intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including but not limited to general economic and business conditions and stock market conditions, the Filing Parties may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

     Except as set forth in this Item 4, the Filing Parties have no present plans or proposals that relate to or that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a) - (b)

Bruce A. Cordingley
-------------------

     Mr. Cordingley may be deemed to beneficially own in the aggregate 727,318.08 shares of the common stock of the Issuer, representing approximately 90% of the outstanding shares of common stock. Of such shares, Mr. Cordingley has sole voting and dispositive power with respect to 1,383.33 shares which Mr. Cordingley has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan, and shared voting and dispositive power with respect to 725,934.75 shares as a result of the following relationships:

     o 691,661 shares owned by Pedcor Financial, LLC, of which Mr. Cordingley is the President and 31.126% owner; and

     o 32,218.25 shares and 2,055.5 shares which Pedcor Financial, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

Gerald K. Pedigo
----------------

     Mr. Pedigo may be deemed to beneficially own in the aggregate 726,751.42 shares of the common stock of the Issuer, representing approximately 90% of the outstanding shares of common stock. Of such shares, Mr. Pedigo has sole voting and dispositive power with respect to 816.67 shares which Mr. Pedigo has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan, and shared voting and dispositive power with respect to 725,934.75 shares as a result of the following relationships:

     o 691,661 shares owned by Pedcor Financial, LLC, of which Mr. Pedigo is the Chairman and 31.126% owner; and

     o 32,218.25 shares and 2,055.5 shares which Pedcor Financial, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

Phillip J. Stoffregen
---------------------

     Mr. Stoffregen may be deemed to beneficially own in the aggregate 726,901.42 shares of the common stock of the Issuer, representing approximately 90% of the outstanding shares of common stock. Of such shares, Mr. Stoffregen has sole voting and dispositive power with respect to 966.67 shares which Mr. Stoffregen has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan, and shared voting and dispositive power with respect to 725,934.75 shares as a result of the following relationships:

     o 691,661 shares owned by Pedcor Financial, LLC, of which Mr. Stoffregen is the Executive Vice President and 31.126% owner; and

     o 32,218.25 shares and 2,055.5 shares which Pedcor Financial, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

Pedcor Financial, LLC
---------------------

     Pedcor Financial, LLC may be deemed to beneficially own in the aggregate 723,879.25 shares of the common stock of the Issuer, representing approximately 90% of the outstanding shares of common stock. Of such shares, Pedcor Financial, LLC has sole voting and dispositive power with respect to all of such shares, and shared voting and dispositive power with respect to none of such shares.

     The above includes 32,218.25 shares which Pedcor Financial, LLC has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

Pedcor Bancorp
--------------

     Pedcor Bancorp may be deemed to beneficially own in the aggregate 2055.5 shares of the common stock of the Issuer which Pedcor Bancorp has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering, representing approximately .27% of the outstanding shares of common stock. Of such shares, Pedcor Bancorp has sole voting and dispositive power with respect to all of such shares, and shared voting and dispositive power with respect to none of such shares.

     Each of the Filing Parties expressly disclaims beneficial ownership with respect to shares of common stock covered by this Schedule 13D not owned by him or it of record.

(c) The Filing Parties have effected the following transactions involving the common stock of the Issuer in the past sixty (60) days:

                             Date of         Number of Shares      Price Paid    Place/Manner
         Name              Transaction      Acquired/(Disposed)     Per Share      of Sale
         ----              -----------      -------------------     ---------      -------
Pedcor Financial, LLC      May 31, 2005          49,161             $22.20 (1)       (2)

----------

(1) On February 28, 2005, the Issuer effected a 1 for 30,000 reverse stock split of its common stock. Subsequently, the Issuer effected a 2,500 for 1 forward stock split. The $22.20 per share purchase price is equivalent to $1.85 per share of the Issuer's common stock before giving effect to the February 28, 2005 reverse stock split and forward stock split.

(2) The shares of common stock of the Issuer were acquired in a private sale between the seller and Pedcor Financial, LLC in Evansville, Indiana.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

     Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between any of the Filing Parties and any other person with respect to any shares of common stock of the Issuer.

     Pedcor Financial, LLC pledged 76,566 of its shares to the Bank of Evansville as collateral security for its obligations. There are standard default and similar provisions contained in the pledge agreement in connection with the aforementioned pledge. The numbers stated herein have been adjusted to give effect to a 1 for 30,000 reverse stock split, the cashing out of fractional share interests and a subsequent 2,500 for 1 forward split of the Issuer's common stock which occurred on February 28, 2005.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

     Exhibit 1*                 Joint Filing Agreement.






------------------
* Previously filed

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2005

                              /s/ Bruce A. Cordingley
                              --------------------------------------------
                              Bruce A. Cordingley

                              /s/ Gerald K. Pedigo by
                               Bruce A. Cordingley, Attorney-in-Fact
                              --------------------------------------------
                              Gerald K. Pedigo

                              /s/ Phillip J. Stoffregen
                              --------------------------------------------
                              Phillip J. Stoffregen

                              PEDCOR FINANCIAL, LLC


                              By: /s/ Bruce A. Cordingley
                                  ----------------------------------------
                                  Bruce A. Cordingley, President

                              PEDCOR BANCORP


                              By: /s/ Bruce A Cordingley
                                  ----------------------------------------
                                  Bruce A. Cordingley, President and Chief
                                  Executive Officer

                                  EXHIBIT INDEX


Exhibit Number                         Description
--------------                         -----------

Exhibit 1*                             Joint Filing Agreement.





*  Previously filed